OMB APPROVAL OMB Number: 3235-0359 Expires: December 31, 2014 Estimated average burden hours per response 1.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM  N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management  Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-l  [17 CFR 270.17f-l]

1. Investment Company Act File Number: 811- 21720				Date examination completed: July 11, 2012
2. State identification Number:
AL 40408	AK 60064555	AZ Class A-54591 Class C-54591 Class I-62849	AR 60022685	CA - N/A	CO IC2006-29-973
CT 1058054	DE 51613	DC Class A-60036917 Class C-60036916 Class I-60044480	FL	GA SC48897	HI 0
ID 64362	IL 60017858	IN N/A	IA Class A-I-73089 Class C-I-73090 Class I - I-80494	KS 2010S0001160	KY 60019890
LA 130166	ME Class A- MFN10024355 Class C- MFN10024356 Class I- 10032481	MD Class A-SM20091719 Class C- M20091718 Class I- SM20112945	MA Class A- N/A Class C- N/A Class I- 0	MI Class A- 958973 Class C- 958975 Class I- 965268	MN R-47863.8
MS Class A- 60050944 Class C- 60050945 Class I- 60058496	MO R2009-1289	MT Class A- 66277 Class C- 72133 Class I -78011	NE Class A- 75381 Class C- 75382 Class I- 83696	NV 0	NH Class A- N/A Class C- N/A Class I- 0
NJ - MF-7534	NM Class A- 33504 Class C- 33502 Class I- 40178	NY S32-56-11	NC 26267	ND Class A- BF422 Class C- BF423 Class I- BM880	OH 82233
OK Class A- 2195357 Class C- 2195358 Class I- IC 2206750	OR 2009-1612	PA 2005-07-040MF	RI 0	SC MF18195	SD Class A- 48832 Class C- 48833 Class I- 53844
TN Class A- RM12-0889 Class C- RM12-0889 Class I- RM12-0889	TX Class A- 90999 Class C- 91000 Class I- 98665	UT 007-1103-67	VT Class A- 10/23/09-12 Class C- 10/23/09-11 Class I- 10/24/11-13	VA 146434	WA Class A- 60051684 Class C- 60051685 Class I- 60059703
WV Class A- MF 66411 Class C- MF 66410 Class I- 75001	WI Class A- 559996-03 Class C- 559995-03 Class I- 625342	WY 24269	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: CMG Absolute Return Strategies Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 4020 South 147th Street, Omaha, Nebraska 68137

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.     All items must be completed by the investment company.

2.     Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.     Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange.  Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44

U.S.C. § 3507.  Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of CMG Absolute Return Strategies Fund, a series of shares of beneficial interest of Northern Lights Fund Trust (the “Fund”), are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of October 31, 2010, and for the period from July 31, 2010 (last examination date) through October 31, 2010.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2010, and for the period from July 31, 2010 (last examination date) through October 31, 2010 with respect to securities reflected in the investment accounts of the Fund.

Northern Lights Fund Trust –

CMG Absolute Return Strategies Fund

/s/ Andrew B. Rogers

Andrew B. Rogers

President of Northern Lights Fund Trust

/s/ Kevin E. Wolf

Kevin E. Wolf

Treasurer of Northern Lights Fund Trust

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Northern Lights Fund Trust

and Shareholders of CMG Absolute Return Strategies Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that CMG Absolute Return Strategies Fund (the “Fund”), a series of shares of beneficial interest of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of October 31, 2010.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of October 31, 2010, and for the period from July 31, 2010 (the date of our last examination) through October 31, 2010:

1.

Confirmation of all security positions with the Fund’s Custodian, which is a member of a national securities exchange, in book entry form as of October 31, 2010.

2.

Reconciliation of all such securities to the books and records of the Fund and the Custodian as of October 31, 2010.

3.

Agreement of five security purchases and five security sales since our last report from the books and records of the Fund to supporting documentation.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide legal documentation on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2010 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Shareholders of CMG Absolute Return Strategies Fund, the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                                                                                 BBD, LLP

Philadelphia, Pennsylvania

July 11, 2012